UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

California Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13057Q107
(CUSIP Number)

C. Park Shaper
Seis Holdings LLC
510 Bering Drive, Suite 220
Houston, Texas 77057
(713) 975-7400

Eric W. Mandelblatt
Soroban Capital Partners LP
444 Madison Avenue, 21st Floor
New York, New York 10022
(212) 314-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seis Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,946,966

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,946,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,946,966

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.02%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C. Park Shaper

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,946,966

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,946,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,946,966

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.02%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soroban Capital Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13057Q107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric W. Mandelblatt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	13057Q107

Item 1.	Security and Issuer.

The name of the issuer is California Resources Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 10889 Wilshire Boulevard, Los Angeles, California 90024, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is filed jointly by the following persons (collectively, the "Reporting Persons"):

(i)  Seis Holdings LLC ("Seis") and C. Park Shaper ("Mr. Shaper" and together with Seis, the "Seis Persons").  This statement relates to Shares held for the account of Seis, a private company principally engaged in the business of investment for its own account.  The business address of each of the Seis Persons is 510 Bering Drive, Suite 220, Houston, Texas 77057.  The present principal occupation of Mr. Shaper is Chief Executive Officer of Seis, and in such capacity, Mr. Shaper controls Seis.

(ii)  Soroban Master Fund LP ("SMF Fund"), Soroban Capital GP LLC ("SCGP LLC"), Soroban Capital Partners LP ("SCP LP"), Soroban Capital Partners GP LLC ("SCPGP LLC") and Eric W. Mandelblatt ("Mr. Mandelblatt" and collectively, the "Soroban Persons").  This statement relates to Shares held for the account of SMF Fund and another fund ("Other Soroban Fund"), each a private investment fund for which SCP LP acts as investment manager.  SCGP LLC is the general partner of each of SMF Fund and the Other Soroban Fund and is controlled by Mr. Mandelblatt through his role as Managing Partner of SCGP LLC.  SCP LP is controlled by Mr. Mandelblatt through his role as Managing Partner of SCPGP LLC, the general partner of SCP LP.  The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCGP LLC, SCP LP, SCPGP LLC and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, New York 10022.  A joint filing agreement of the Seis Persons and the Soroban Persons is attached hereto as Exhibit A.

(d) and (e)
During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Seis Person has been provided by each such person and the Soroban Persons assume no responsibility for such information.  Information contained herein concerning each Soroban Person has been provided by each such Soroban Person and the Seis Persons assume no responsibility for such information.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Issuer's Shares for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business.  The Reporting Persons have no plan or proposal which relates to, or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
The Seis Persons may be deemed to be the beneficial owner of 3,946,966 Shares, which represent approximately 1.02% of the Issuer's outstanding Shares.  Each of the Seis Persons may be deemed to have shared power to vote and dispose of such Shares.

SCP LP, SMF Fund, SCGP LLC, SCPGP LLC and Mr. Mandelblatt each may be deemed to be the beneficial owner of 0 Shares, which represent 0% of the Issuer's outstanding Shares.

The percentages calculated in the paragraphs above are calculated based on a total of 387,526,416 Shares outstanding as of November 30, 2015 as publicly reported by the Issuer in its Form S-3 filed December 21, 2015.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

As of January 27, 2016, the Reporting Persons no longer beneficially own more than 5% of the total outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

A. Joint Filing Agreement B. The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2016
(Date)

Seis Holdings LLC

By:	/s/ C. Park Shaper
C. Park Shaper, Chief Executive Officer

C. Park Shaper

/s/ C. Park Shaper

Soroban Master Fund LP

By: Soroban Capital GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners LP

By:	Soroban Capital Partners GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Eric W. Mandelblatt

/s/ Eric W. Mandelblatt

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D, amendment number one, dated January 29, 2016, relating to the Common Stock, par value $0.01 per share of California Resources Corporation shall be filed on behalf of the undersigned.

January 29, 2016
(Date)

Seis Holdings LLC

By:	/s/ C. Park Shaper
C. Park Shaper, Chief Executive Officer

C. Park Shaper

/s/ C. Park Shaper

Soroban Master Fund LP

By: Soroban Capital GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners LP

By:	Soroban Capital Partners GP LLC, its general partner

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Soroban Capital Partners GP LLC

By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt, Managing Partner

Eric W. Mandelblatt

/s/ Eric W. Mandelblatt

Exhibit B

Schedule of Transactions in Shares by SMF Fund

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

12/9/2015	Common Stock, par value $0.01 per share[1]	0	160,000	$0.00
1/20/2016	Common Stock, par value $0.01 per share	0	1,769,293	$0.91
1/27/2016	Common Stock, par value $0.01 per share	0	24,164,496	$1.26

1 On December 9, 2015, SMF Fund sold 4,000 call options which granted the right to receive 40 Shares per option for a net price of $0.00 per option.

Schedule of Transactions in Shares by Other Clients of SCP LP

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

1/20/2016	Common Stock, par value $0.01 per share	0	513,040	$0.91
1/27/2016	Common Stock, par value $0.01 per share	0	7,006,854	$1.26

SK 27021 0001 7025900